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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __*


                             Micron Technology, Inc.
            --------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
            --------------------------------------------------------
                         (Title of Class of Securities)

                                    595112-4
            --------------------------------------------------------
                                 (CUSIP Number)

                               September 22, 2000
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]    Rule 13d-1(b)

[X]    Rule 13d-1(c)

[ ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages


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CUSIP No. 595112-4                                             Page 2 of 5 pages


    1      NAMES OF REPORTING PERSONS............................................................... J. R. Simplot Company
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                (a) [ ]
                                                                                                           (b) [ ]
    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION.....................................................       Nevada

         NUMBER OF             5    SOLE VOTING POWER...............................................     20,594,589
           SHARES
        BENEFICIALLY           6    SHARED VOTING POWER.............................................          0
          OWNED BY
            EACH               7    SOLE DISPOSITIVE POWER..........................................     13,594,589
         REPORTING
           PERSON
            WITH               8    SHARED DISPOSITIVE POWER........................................          0

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                                        20,594,589
           EACH REPORTING PERSON....................................................................

   10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES..................................................................         [X]

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)........................................        3.6%

   12      TYPE OF REPORTING PERSON.................................................................         CO


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CUSIP No. 595112-4                                             Page 3 of 5 pages
                                EXPLANATORY NOTE

               This Schedule 13G (the "Schedule 13G") is filed on behalf of J.R. Simplot Company, a Nevada corporation ("Simplot Company"), to amend the Schedule 13D as originally filed by it and certain other persons on February 20, 1992, as subsequently amended and restated by Amendment No. 4 to Schedule 13D filed on November 29, 1995 and as subsequently amended from time to time thereafter, most recently by Amendment No. 12 to Schedule 13D filed on April 27, 1999.

ITEM 1.

(a)     Name of Issuer:                           Micron Technology, Inc.

(b)     Address of Issuer's Principal Executive Offices:

                                                  8000 S. Federal Way
                                                  P.O. Box 6
                                                  Boise, Idaho 83707-0006

ITEM 2.

(a)     Name of Person Filing:                    J.R. Simplot Company

(b)     Address of Principal Business Office or, if none, Residence:

                                                  One Capital Center
                                                  999 Main Street, Suite 1300
                                                  Boise, Idaho 83707-0027

(c)     Citizenship:                              Nevada corporation

(d)     Title of Class of Securities:             Common Stock, $.10 par value

(e)     CUSIP Number:                             595112-4

ITEM 3.

             Not applicable.

ITEM 4.      OWNERSHIP

(a)     Amount beneficially owned:                20,594,589 shares*

(b)     Percent of class:                         3.6%*

(c)     Number of shares as to which the person has:

        (i)    sole power to vote or to direct the vote:      20,594,589 shares*


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CUSIP No. 595112-4                                             Page 4 of 5 pages


        (ii)   shared power to vote or to direct the vote:    None

        (iii)  sole power to dispose or to direct the
               disposition of                                 13,594,589 shares*

        (iv)   shared power to dispose or to direct the
               disposition of:                                None

               -----------

        * Excludes 3,237,411 shares (approximately 0.6% of the outstanding Common Stock) as to which Simplot Company has no present voting or dispositive power. Simplot Company has the right to regain voting and dispositive power over any or all of such 3,237,411 shares within less than 60 days and, therefore, may, under certain interpretations of Rule 13d-3 of the Securities and Exchange Commission, be deemed to be the beneficial owner of such shares.

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

             Under certain circumstances, a third party has the right to receive dividends on, or proceeds from the sale of, certain shares of which Simplot Company is the beneficial owner.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

             Not applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

             Not applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP

             Not applicable.

ITEM 10.     CERTIFICATION

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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CUSIP No. 595112-4                                             Page 5 of 5 pages


                                   SIGNATURES

             After reasonable inquiry and to the best of his knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  November 2, 2000

J.R. SIMPLOT COMPANY


By:     /s/ RONALD N. GRAVES
        --------------------
Title:  Secretary